UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)

   SLONEKER III, HOWARD L
   7 LITTLE CREEK LANE
   GLENDALE, OH  45246

2. Issuer Name and Ticker or Trading Symbol
   Ohio Casualty Corporation (OCAS)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   08/01

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr. Vice President & Secretary
   Director

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     432,288        D  Direct
Common Stock                                                                                     2,432          I  by Daughter
Common Stock                                                                                     2,432          I  by Son
Common Stock                                                                                     2,432          I  by Spouse
Common Stock                                  08/07/01    S        60,000 (1)    D  $13.9500                    I  by Trust (2)
Common Stock                                  08/08/01    S        100,000 (1)   D  $13.6905                    I  by Trust (2)
Common Stock                                  08/08/01    S        100,000 (1)   D  $13.1905                    I  by Trust (2)
Common Stock                                  08/08/01    S        65,000 (1)    D  $13.0838                    I  by Trust (2)
Common Stock                                  08/09/01    S        475,000 (1)   D  $13.0000                    I  by Trust (2)
Common Stock                                  08/09/01    S        100,000 (1)   D  $13.0100                    I  by Trust (2)
Common Stock                                  08/09/01    S        100,000 (1)   D  $13.0000     796,826        I  by Trust (2)
Common Stock                                                                                     5,888          I  Employee
                                                                                                                   Savings Plan
Common Stock                                                                                     119            I  Spouse as
                                                                                                                   custodian
Common Stock                                                                                     575            I  Supplemental
                                                                                                                   ESP
Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Explanation of Responses:

(1)
Share holdings have been adjusted to reflect the 2 for 1 stock split declared for shares outstanding on 07/01/99.
(2)
Reporting person is the co-trustee for the Howard L. Sloneker Jr. Trust, in which he shares voting and investment power.


SIGNATURE OF REPORTING PERSON

/S/ SLONEKER III, HOWARD L

DATE   August 23, 2001